UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
National Coal Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
632381-20-8

(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	3	of	15	Pages

1	NAME OF REPORTING PERSONS Centaurus Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy QP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSONS Centaurus Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	632381-20-8	Page	7	of	15	Pages

1	NAMES OF REPORTING PERSONS John D. Arnold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	IN

Page 8 of 15 Pages
Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of National Coal Corp., a Florida corporation (the “Issuer”), whose principal executive offices are located at 8915 George Williams Road, Knoxville, Tennessee 37923.
Item 2. Identity and Background
(a)	This Schedule 13D is filed by:
(i)	Centaurus Energy Master Fund LP, a Delaware limited partnership (the “Fund”), with respect to the shares of common stock of the Issuer owned by the Fund;

(ii)	Centaurus Energy, LP, a Texas limited partnership (“CE LP”), as a general partner of the Fund, with respect to the shares of common stock of the Issuer owned by the Fund;

(iii)	Centaurus Energy QP, LP, a Texas limited partnership (“CE QP LP”), as a general partner of the Fund, with respect to the shares of common stock of the Issuer owned by the Fund;

(iv)	Centaurus Energy Partners, LP, a Texas limited partnership (“CEP”), as the general partner of each of CE LP and CE QP LP, with respect to the shares of common stock of the Issuer owned by the Fund;

(v)	Centaurus Advisors, LLC, a Texas limited liability company (“Centaurus Advisors”), as the general partner of CEP, with respect to the shares of common stock of the Issuer owned by the Fund; and

(vi)	John D. Arnold (“Mr. Arnold”), as the sole and managing member of Centaurus Advisors, with respect to the shares of common stock of the Issuer owned by the Fund.
           The Fund; CE LP; CE QP LP; CEP; Centaurus Advisors; and Mr. Arnold are collectively referred to as the “Reporting Persons”.
     (b) The business address of each of the Reporting Persons is 3050 Post Oak Blvd., Suite 850, Houston, Texas 77056.
     (c) The principal business of the Fund is to seek maximum capital appreciation through investments in commodities and securities, derivatives and other investments and interests. The principal business of CE LP is to hold a general partner interest in the Fund and to manage the business and affairs of the Fund. The principal business of CE QP LP is to hold a general partner interest in the Fund and to manage the business and affairs of the Fund. The principal business of CEP is to hold a general partner interest in each of CE LP and CE QP LP and to manage the business and affairs of each of such limited partnerships. The principal business of Centaurus Advisors is to hold the general partner interest in CEP and in Centaurus Energy Management, LP (“Centaurus Management”), which provides certain investment and management services to each of CE LP and CE QP LP. The principal occupation of Mr. Arnold is acting as an energy trader, which he does through the Fund. Mr. Arnold is the sole member of Centaurus Capital LLC, which is the sole limited partner of each of CEP and Centaurus Management.
     (d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Arnold is a citizen of the United States of America.

Page 9 of 15 Pages
Item 3. Source and Amount of Funds or Other Consideration
     On August 26, 2008, the Fund entered into an oral agreement with Small Ventures USA, L.P. (“Small Ventures”), pursuant to which the Fund agreed to acquire from Small Ventures 3,313,595 shares of common stock of the Issuer at a purchase price of $7.57 per share, for an aggregate consideration of $25,083,914.15. The closing of such privately negotiated purchase occurred between the two entities on August 28, 2008. The Fund utilized cash on hand to make such purchase.
Item 4. Purpose of Transaction
     The Fund has previously owned shares of common stock of the Issuer. On November 2, 2007, the Reporting Persons filed a Schedule 13G with respect to 1,680,000 shares of common stock of the Issuer. On February 14, 2008, the Reporting Persons filed an amendment to such Schedule 13G with respect to 2,680,000 shares of common stock of the Issuer. As of June 18, 2008, the Fund had disposed of all such interests and no longer beneficially owned any shares of common stock of the Issuer.
     Small Ventures is a contractor engaged by Centaurus Management to provide trading services on behalf of the Fund and is a minority limited partner in CE LP. William O. Perkins III is the President of the general partner of Small Ventures. Small Ventures has previously reported that it acquired its position in the common stock of the Issuer in the belief that the common stock was undervalued due to an increase in the market value of coal and related futures contracts. Small Ventures also reported that it had discussed the possibility of a “buyout” (defined as a proposal, with respect to the Issuer and its policies and decisions, exploring numerous alternatives, including but not limited to an acquisition of the Issuer, contingent on the participation of the Issuer’s management) with the Issuer, its management and certain shareholders, but had not discussed a buyout in detail, nor had Small Ventures made substantial steps toward arranging such a buyout with other necessary parties, such as lenders.
     The Fund determined that it desired to acquire the ownership position then held by Small Ventures, which is a controlled affiliate of Mr. Perkins, and to control the investment decisions regarding such investment in the Issuer, although the Fund may utilize Mr. Perkins to further relations and discussions with the Issuer initially advanced by Small Ventures. The Fund is currently evaluating the business and prospects of the Issuer, and may attempt to engage in further discussions with the Issuer, its management and current shareholders. The Fund may make proposals and explore numerous alternatives, with respect to the Issuer and its policies and decisions, including but not limited to an acquisition of the Issuer, whether directly or together with other potential acquirers, contingent on the participation of the Issuer’s management, and/or pursuit of a change to the overall strategic direction, corporate structure, capital allocation, capital raising activities, board composition and management composition of the Issuer and other related topics. The Fund may also contact other shareholders and bondholders of the Issuer to discuss any or all of the above matters. The Fund may engage financial, legal and other advisors in connection with any of the foregoing activities.
     The Reporting Persons may change their plans or proposals in the future. The Fund may acquire additional securities (including both equity and debt securities) of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), through a tender offer or otherwise. On September 3, 2008, the Fund entered into open market trades to acquire an additional $4,056,918.75 in aggregate principal amount (together with accrued interest) of the Issuer’s 10.5% senior secured notes due 2010, although such trades have not yet closed. The Fund reserves the right to dispose of all or a portion of its holdings of securities of the Issuer, including through sales in the open market, in privately negotiated transactions or otherwise, and to change its intention with respect to any or all of the matters referred to in this Item 4. In determining from time to time whether to acquire additional securities of the Issuer, to sell the common stock reported as beneficially owned in this Schedule 13D and any other securities (and in what amounts) or to retain any such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.

Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer
     (a) The Fund directly owns, and the other Reporting Persons beneficially own, 3,315,595 shares of common stock of the Issuer, which shares represent 9.9% of the Issuer’s outstanding shares of common stock, based on 33,470,660 shares of common stock being issued and outstanding as of August 13, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.
     (b) The Fund directly owns 3,315,595 shares of common stock of the Issuer. Each of CE LP and CE QP LP, as a general partner of the Fund, has the power to direct the affairs of the Fund, including decisions respecting the receipt of dividends from, and the proceeds from the sale of, the common stock of the Issuer owned by the Fund. CEP, as the general partner of each of CE LP and CE QP LP, has the power to direct the affairs of CE LP and CE QP LP. Centaurus Advisors, as the general partner of CEP, has the power to direct the affairs of CEP. Mr. Arnold is the sole and managing member of Centaurus Advisors, and in that capacity directs its operations. Each of the Reporting Persons is deemed to have shared voting and shared dispositive power over the shares of common stock owned by the Fund. The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
     (c) Except as described in Item 3 above, none of the Reporting Persons effected any transactions in the common stock of the Issuer during the past 60 days.
     (d) Except as described in paragraph (b) above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 4 and Item 5(b) is hereby incorporated by reference herein.
     On August 29, 2008, the Fund acquired from Small Ventures $2,881,025 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010.
     On September 3, 2008, the Fund entered into open market trades to acquire an additional $4,056,918.75 in aggregate principal amount (together with accrued interest) of the Issuer’s 10.5% senior secured notes due 2010, although such trades have not yet closed.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Statement (filed herewith).

Page 11 of 15 Pages

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 4, 2008

CENTAURUS ENERGY MASTER FUND, LP

By:	Centaurus Energy, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

By:	Centaurus Energy QP, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY QP, L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

Page 12 of 15 Pages

CENTAURUS ENERGY PARTNERS, LP

By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ADVISORS, LLC

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above

/s/ John D. Arnold

Page 13 of 15 Pages

EXHIBIT INDEX
Exhibit 99.1 Joint Filing Statement (filed herewith).